                           1st Quarter Report

Dear Stockholder:

January and February sales were weak, resulting in a first-quarter shortfall of 10 percent compared to last year. As anticipated, sales strengthened in March and we expect that this recovery will continue. Overall, sales declined to $111.5 million from $123.9 million in the previous year. Earnings per share were $0.12, down from $0.14 a year ago. However, last year's earnings were negatively impacted by the effects of several accounting changes, and comparable earnings per share were $0.30.

Two products accounted for the sales shortfall. The price reduction for ARM & HAMMER (registered trademark) POWER FRESH (registered trademark) Heavy Duty Powder Laundry Detergent, implemented in late December, resulted in a significant decline in sales. Our powder detergent market share strengthened throughout the quarter, generating higher sales in March which were the catalyst for the Division's improvement. Lower sales of ARM & HAMMER DENTAL CARE (registered trademark) products generated most of the remaining shortfall compared to a strong, heavily promoted first quarter of 1993.

There were several positive developments in our detergent business during the quarter. In addition to the continued roll-out of the powder detergent price reduction, we have also been testing a powder detergent with bleach in Florida. The results have been very good and we will introduce the product nationally in June. We also completed the roll-out of the quarter-cup concentrated ARM & HAMMER POWER FRESH Heavy Duty Liquid Laundry Detergent in the Northeast of the United States. Sales and share were strong throughout the first three months.

ARM & HAMMER DENTAL CARE products are maintaining their premium pricing and a 9-percent market share in the face of major investments by competitive products. The national introduction of Mentadent (registered trademark), Unilever's baking soda and peroxide product, has further expanded the baking soda toothpaste category to almost one-third of the entire dentifrice market on a dollar basis.

During the quarter, we continued the introduction of a new baking soda package. The new spill-proof FRIDGE-FREEZER PACK (trademark) with FRESHFLO VENTS (trademark) allows the product to deodorize without opening the box. Initial consumer reception has been excellent and should be strengthened by advertising support, consisting of 15-second television commercials in computer-animation style and full-page color print advertisements in major family service magazines, now appearing nationwide.

In early January, ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda was launched into the $1.4 billion deodorant/anti-perspirant category. The sell-in to the trade has gone extremely well. Consumer advertising will kick off in late June with a heavy schedule of 15- and 30-second television commercials. Cost-effective promotional support includes an extensive coupon campaign appearing on ARM & HAMMER product packages. This is one of many dimensions of our strategy which is targeted at users of ARM & HAMMER products who already appreciate the deodorizing benefits of baking soda.

Other introductions include a new fragrance for the ARM & HAMMER Carpet Deodorizer potpourri line, VANILLA MEADOWS (trademark), a blend of vanilla and fresh meadow scents; and a redesigned box with improved graphics for ARM & HAMMER Cat Litter Deodorizer.

Specialty Products Division sales, while off to a slow start in January and February, rebounded in March with ARMEX (registered trademark) Blast Media, potassium carbonate and performance sodium bicarbonate achieving record sales for the month, resulting in a satisfactory first quarter for the Division.

Two new competitors have emerged in the potassium carbonate business, where our joint venture, the Armand Products Company, has enjoyed sole producer status in the United States for the past eight years. Vulcan Materials and Vicksburg Chemicals have both begun construction of 25,000-ton capacity facilities which will create an oversupply in the North American market.
At the same time, the Armand Products Company has announced its intent to build a potassium carbonate facility in Southeast Asia, where the production of television glass is expected to more than double in the next two or three years. Because potassium carbonate is a major raw material in the manufacture of glass for television sets and computers, this new facility, anticipated to be on stream by late 1995, will give us a competitive advantage in supplying this growing market overseas.

We are pleased to report that the 50,000-ton expansion at our sodium bicarbonate plant in Old Fort, Ohio, was completed in the first quarter ahead of schedule. The expansion project was designed to easily accommodate, with minimal capital investment, an additional production increase of 25,000 tons per year to meet future market growth.

At its April 27 meeting, the Board of Directors declared a regular quarterly dividend of 11 cents per share, payable June 1, 1994 to stockholders of record at the close of business May 16, 1994. This is the Company's 373rd regular quarterly dividend.

Sincerely,

/s/ Dwight C. Minton
Dwight C. Minton
Chairman and Chief Executive Officer
April 29, 1994

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

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Income (Unaudited)


                                                        Three Months Ended
                                                        Apr. 1,      Apr. 2,
(In thousands, except per share data)                    1994         1993*
Net Sales                                              $111,511     $123,897
Cost of sales                                            64,191       64,752
Gross profit                                             47,320       59,145
Selling, general and administrative expenses             45,542       51,559
Income from Operations                                    1,778        7,586
Other income (expense), net                                 432          458
Equity in joint venture income                            1,621        1,800
Income before taxes and cumulative effect of
   accounting changes                                     3,831        9,844
Income taxes                                              1,412        3,718
Income before cumulative effect of accounting changes     2,419        6,126
Cumulative effect of accounting changes
   (net of tax effect)                                        -       (3,200)
Net Income                                               $2,419       $2,926
Earnings Per Share:
   Income before cumulative effect of accounting changes   $.12         $.30
   Cumulative effect of accounting changes                    -         (.16)
   Net income per share                                    $.12         $.14
Dividends per share                                        $.11         $.10
Weighted average shares outstanding                      20,071       20,315


* Quarterly financial information for 1993 has been restated to reflect the accounting for the Armand Products Company joint venture and the adoption of SFAS No. 112, "Employers' Accounting for Postemployment
Benefits." These are discussed in Notes 5 and 10, respectively, to the Consolidated Financial Statements in the Company's 1993 Annual Report to
Stockholders.


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

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets  (Unaudited)


(Dollars in thousands)                                  Apr. 1,      Apr. 2,
                                                         1994         1993*
Assets
Current Assets
Cash, equivalents and securities                         $8,068      $18,266
Accounts receivable                                      45,374       44,630
Inventories                                              54,853       45,660
Deferred income taxes                                    11,834       11,818
Prepaid expenses and other current assets                 5,782        6,682
Total Current Assets                                    125,911      127,056
Property, Plant and Equipment (Net)                     124,899      111,739
Note Receivable from Joint Venture                       11,000       11,000
Equity Investment in Joint Venture                       16,662       17,830
Intangibles and Other Assets                              8,371        9,388
Total Assets                                           $286,843     $277,013

Liabilities and Stockholders' Equity
Current Liabilities                                     $77,600      $76,101
Long-Term Debt                                            7,650        7,759
Deferred Items                                           23,122       24,624
Nonpension Postretirement and Postemployment Benefits    11,549       10,381
Stockholders' Equity                                    166,922      158,148
Total Liabilities and Stockholders' Equity             $286,843     $277,013


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

INVESTOR INFORMATION
Church & Dwight Co., Inc. shares are traded on the New York Stock
Exchange.  The symbol is CHD.

Stockholder Inquiries
Communications concerning stockholder records, stock transfer, changes of ownership, account consolidations, dividends and change of address should be directed to:
Church & Dwight Co., Inc.
Chemical Bank
J.A.F. Building
P.O. Box 3068
New York, NY  10116-3068
1-800-851-9677

Dividend Reinvestment Plan
Church & Dwight Co., Inc. offers an automatic Dividend Reinvestment Plan for our Common Stockholders. For details, contact:
Church & Dwight Co., Inc.
Dividend Reinvestment Plan
Chemical Bank
J.A.F. Building
P.O. Box 3069
New York, NY  10116-3069
1-800-851-9677

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